

September 29, 2011

<u>Via E-mail</u>
Mr. Alan Krenek
Chief Financial Officer
Basic Energy Services, Inc.
500 W. Illinois
Suite 100
Midland, TX 79701

> **Re:** **Basic Energy Services, Inc.**
>
> **Registration Statement on Form S-4**
> **Filed September 8, 2011**
> **File No. 333-176739**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32693**

Dear Mr. Krenek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 17

2.   We note your discussion of risks relating to hydraulic fracturing on page 14. If material, please add a new related risk factor or provide a cross reference to disclosure found elsewhere to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

3.   We note your discussion of the purchases of businesses you have completed in recent years and the impact of these purchases on your results of operations. However, we did not note any discussion of the specific impact of these purchases in the results of operations section of your MD&A. Confirm to us, if true, that the purchases of businesses did not have a material impact on your results of operations during any of the periods presented in your 10-K. If this is not the case, revise your MD&A to discuss, in appropriate detail, the impact of these purchases. See Item 303(a)(3)(i) of Regulation S-K.

Results of Operations, page 41

4.   Disclosure in various parts of this section indicates that your reported revenue was impacted by changes in both volumes and prices without indicating the extent which the changes are attributable to either factor. To the extent that your financial statements disclose material increases in net sales or revenues, you should provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.

5.   Disclosure in various in parts of your filing indicates that two or more factors contributed to material changes in your financial statements from year to year. As an example, we note the discussion on page 41 indicating that direct operating expenses in 2010 increased due to higher activity levels offset by cost cutting measures. Where your financial statements reveal material changes from year to year in one or more reported line items, the causes for the changes should be described to the extent necessary to an understanding of your business as a whole. To the extent that two or more factors contributed to the change, identify and quantify the extent of contribution of each factor. See Instruction 4 to Item 303(a) of Regulation S-K and FRC 501.04.

Liquidity and Capital Resources, page 44

Net Cash Provided by Operating Activities, page 44

6.   Your discussion of net cash provided by operating activities is fairly brief and does not appear to address all the items that materially contributed to the differences in net cash provided by operating activities between periods. Additionally, your discussion does not appear to address the underlying reasons for the changes in items impacting net cash provided by operating periods between periods. Expand your discussion of net cash provided by operating activities to address these items. See Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Section IV.B, Release 34-48960.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director